

May 28, 2013

Via E-mail
Julie M.B. Bradley
Chief Financial Officer
TripAdvisor, Inc.
141 Needham Street
Newton, MA  02464

Re:     **TripAdvisor, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2012**
**Filed February 15, 2013**
**File No. 001-35362**

Dear Ms. Bradley:

We have reviewed your letter dated May 13, 2013 in connection with the above-referenced filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 16, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Drivers of Click-Based Advertising Revenue, page 37

1.      We note from your response to prior comments 1 and 3 that you chose to disclose the percentage change in the key drivers for click-based advertising and display-based advertising.  Please explain why you did not choose to also quantify the metrics themselves for each period presented.  Additionally, please tell us what consideration you gave to disclosing any possible limitations associated with calculating these metrics (e.g., the presence of fictitious or duplicate users), as applicable.  In this regard, it appears that

your response to prior comments 1 and 3 and related proposed disclosure in Exhibit A to your response letter did not address this portion of our prior comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief